Exhibit 12.1

Buckeye Partners, L.P.

Computation of Ratio of Earnings to Fixed Charges

Dollars in Thousands

	2001	2002	2003	2004	2005
Earnings:
Income from continuing operations	$69,402	$71,902	$30,154	$82,962	99,958
Equity income (greater than) less than distributions	—	—	—	—	(1,539)
Less: capitalized interest	(1,102)	(2,083)	(464)	(844)	(2,325)
Total earnings	68,300	69,819	29,690	82,118	96,094

Fixed Charges:
Interest expense	18,882	20,527	22,758	27,614	43,357
Capitalized interest	1,102	2,083	464	844	2,325
Portion of rentals representing an interest factor	2,297	2,428	2,608	2,826	2,913
Total fixed charges	22,281	25,038	25,830	31,284	48,595

Earnings available for fixed charges	90,581	94,857	55,520	113,402	144,689

Ratio of earnings to fixed charges	4.07	3.79	2.15	3.62	2.98